UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value
(Title of Class of Securities)

G989A3109
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2019 through December 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Prime Legend Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 2,656,388 (1)
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 2,656,388 (1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,388 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.01% (2)
14	TYPE OF REPORTING PERSON CO

(1)	(a) On August 31, 2019, the Issuer closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“ZYI”), the parent of China Bio-Technology Holdings Limited (“China Bio”). Under the Share Exchange, ZYI exchanged all of the shares that it held in China Bio for 161,500,000 ordinary shares of the Issuer. The sole shareholder of ZYI held the ZYI shares in trust for the benefit of the Reporting Person (20%) and four other trust beneficiaries. Therefore, the Reporting Person was deemed to beneficially own 20%, or 32,300,000, of the shares received by ZYI in the Share Exchange.

(b) On May 27, 2020, ZYI sold an aggregate 9,911,920 ordinary shares in a private transaction pursuant to a Regulation S offering, thereby reducing the beneficial ownership of the Reporting Person to 30,317,616 shares.

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(c) On June 29, 2020, the Issuer effected a 1:10 reverse stock split of its outstanding ordinary shares, which reduced the Reporting Person’s beneficially owned shares of the Issuer to 3,031,762 shares.

(d) On July 24, 2020, ZYI sold an aggregate of 976,867 ordinary shares, resulting in a reduction of the Reporting Person’s beneficial ownership to 2,836,389 ordinary shares.

(e) On December 31, 2021, ZYI transferred its entire interest in the Issuer with 2,656,388 of its shares being transferred to the Reporting Person, thereby transforming the Reporting Person’s beneficial interest in 2,836,389 shares into direct ownership of 2,656,388 shares. Ms. Fung Ming Pang holds voting and dispositive power over those shares by virtue of her position as sole director and sole shareholder of the Reporting Person.

(2)	This calculation is based on 17,699,618 ordinary shares issued and outstanding as of the date of filing this Schedule 13D.

Item 1.  Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of Zhong Yuan Bio-Technology Holdings Limited, a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 2.  Identity and Background

Reporting Person:

(a)	Name: This Schedule 13D is being filed by Prime Legend Limited (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Present Principal Occupation: The Reporting Person does not conduct any business.

(d)	Convictions: During the last five years, none of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, none of the executive officers or directors of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person was incorporated in the British Virgin Islands.

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Fung Ming Pang:

(a)	Name: Fung Ming Pang

(b)	Ms. Pang’s principal business address is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Ms Pang is the sole officer, director and shareholder of the Reporting Person.

(d)	Convictions: During the last five years, Ms. Pang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, Ms. Pang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                          Citizenship: Ms. Pang is a citizen of Hong Kong SAR of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person’s beneficial interest in the ordinary shares was acquired on August 31, 2019 as a result of the Share Exchange between the Issuer and Zhong Yuan Investment Limited by virtue of the Reporting Person’s status as a 20% beneficiary of the trust that acquired the ordinary shares pursuant to the Share Exchange. Its beneficial interest was replaced with a direct interest on December 31, 2021 upon the transfer by ZYIL of its entire interest in the Issuer, with 2,656,388 of its shares being transferred, for no consideration, to the Reporting Person.

Item 4.  Purpose of Transaction

The Reporting Person has held, and continues to hold, all shares of the Issuer owned by it for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)       The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)       The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

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(c)       The Reporting Person has not entered into any transactions in the shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)        As of the date of filing this Schedule 13D, no person, other than the Reporting Person and Ms. Pang, is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares owned by the Reporting Person.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Prime Legend Limited

Date: January 24, 2024	/s/ Fung Ming Pang
Fung Ming Pang